Amendments to By-laws
Non-Invasive Monitoring Systems, Inc.

1.	Article III, Section 1 of the By-laws was deleted in its entirety and replaced with the following:

SECTION 1. Annual Meeting. The annual meeting of the Shareholders of the Corporation shall be held at such date and time as determined by the Board of Directors. At the annual meeting the Shareholders, by vote of the holders of a majority of the shares represented, shall elect a Board of Directors, consider reports of the affairs of the Corporation and transact such other business as is properly brought before the meeting.

2.	The first sentence of Article IV, Section 2 of the By-laws was deleted in its entirety and replaced with the following (to conform the By-laws to the Articles of Incorporation):

The number of Directors which shall constitute the entire Board of Directors shall be not less than one nor more than eight.